  EXHIBIT 99.1

GameSquare Esports Reports Q4 2021 Revenue of More than $9.0 Million and

Increases 2022 Revenue Guidance

Company Increases Revenue Guidance to $30 to $32 million for 2022

April 29, 2022, Toronto, Ontario – GameSquare Esports Inc. (CSE: GSQ; FRA: 29Q1; OTCQB: GMSQF) (“GameSquare”, “GameSquare Esports” or the “Company”), an international gaming and esports company, today announced its results for the fourth quarter and fiscal year ended December 31, 2021 (all amounts in CDN dollars, unless otherwise indicated). The Company has scheduled a conference call to discuss its Q4 FY2021 financial results and provide a business update on April 29, 2022, at 8:00am ET (5:00am PT). A complete set of Financial Statements and Management’s Discussion & Analysis for the four and thirteen-months ended December 31, 2021 are accessible on SEDAR at www.sedar.com under GameSquare’s profile. As previously announced, the Company changed its fiscal year-end from November 30 to December 31 to align the year-end with its subsidiaries which resulted in a four-month Q4 2021 and 13-month fiscal year.

FY2021 Highlights

•	GameSquare reported revenue of $9,070,912 in the four months ended December 31, 2021, compared to $2,464,906 in the prior quarter;

•	Reported revenue of $13,687,889 in the thirteen months ended December 31, 2021;

•	The Company’s Agency services segment generated revenue of $10,682,309 (Europe $5,707,071 and North America $4,975,238) in the thirteen months ended December 31, 2021. The Company’s Agency services segment represents its esports agencies, which generate revenue through talent management, influencer promotional fees and consulting;

•	For the thirteen months ended December 31, 2021, the Company’s Teams segment generated revenue of $3,005,580. The Company’s Teams segment represents its esports teams, which generate revenue through sponsorship, prizes, and player related revenue;

•	The Agency services segment generated gross profit of $3,443,697 while the Teams segment generated a gross loss of $83,777 in the thirteen months ended December 31, 2021;

•	Generated a loss for the four months ended December 31, 2021, of $678,620.

•	For the thirteen months period, generated a loss of $26,556,311. Excluding non-cash expenses and one-time costs of $17,429,713, the Company would have reported a loss of $9,126,598;

•	Ended the quarter with $7,642,593 of cash and working capital of $8,582,501;

•	Acquired 100% of NextGen Tech, LLC. (dba. as Complexity Gaming) (“Complexity”), a leading esports organization and one of only four esports organizations to have an exclusive partnership with Twitch;

•	Signed an Agency of Record deal with the Dallas Cowboys;

•	Completed the acquisition of Swingman LLC (dba. Cut+Sew and Zoned) (“Cut+Sew/Zoned”), a digital lifestyle marketing agency;

•	Appointed Tony Hawk and Paradigm Sports to GameSquare’s advisory board;

•	TimTheTatman, one of gaming and esports’ biggest personalities, joined Complexity Gaming and GameSquare Esports;

•	GameSquare commenced trading on the OTCQB bulletin board in the United States under the symbol GMSQF.

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Subsequent Events

•	Complexity Gaming signed sponsorship agreement with Arterra, a digital collectibles and NFT platform for esports and gaming;

•	Named award winning director and producer Oluwafemi “Femi” Okusanya, former VP of Content at FaZe Clan, as head of newly formed Fourth Frame Studios;

•	Complexity Gaming announced a 40% year-over-year increase in league fees;

•	Dennis “Cloakzy” Lepore joined Complexity Gaming and GameSquare Esports;

•	Lenovo joined Complexity Gaming as lead sponsor with naming rights of the Lenovo Legion Esports Center in a multi-year agreement;

•	Grew aggregate social following and media network to more than 220 million;

•	Global football sensation and LA Galaxy striker, Javier “Chicharito” Hernández, joined Complexity Stars;

•	Announced a fully-committed US$3.0 million non-brokered private placement which includes new strategic long-term investors;

•	Entered LOI for a US$5.0 million revolving credit facility, increasing access to more than C$10.0 million of capital in addition to its current cash on hand.

Management Comments and Outlook

“We made great progress throughout 2021, best illustrated by a nearly four times sequential revenue increase from Q3 to Q4, reflecting the pace of our organic growth and the positive impact of our strategic acquisitions,” said Justin Kenna, CEO of GameSquare. “We are seeing significant growth in the number and size of RFPs for our agency businesses and sales activity within Complexity Gaming. The quality of our sales organization resulted in significant growth in our Q4 revenue and our closed revenue and sales pipeline for FY2022 is large and growing. These factors have given us the confidence to increase our 2022 revenue guidance to a range of $30 to $32 million.”

“Our results also highlight that margin expansion is a critical element of our business plan. By focusing on margin expansion and optimizing our expense structure, we are accelerating our path to profitability. We recently announced a US$3.0 million private placement and access to an additional US$5.0 million credit facility which enhances liquidity and provides access to capital. Over time, we will look to bolster our profitability through the acquisition of cash flow positive agency businesses that add to the breadth of our incredible media, content, and creative services. We have built a great platform, with great people doing great things. The trends in esports point to growing engagement by global brands and we believe the GameSquare family of companies is at the intersection of culture, commerce, and investment.”

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Financial Review

Conference Call Details

CEO Justin Kenna and President and Chairman Kevin Wright are scheduled to host a conference call for the investment community to discuss the financial results for the thirteen months ended December 31, 2021. Analysts and interested investors can join the call via the details below:

Date: Friday, April 29, 2022

Time: 8:00am ET (5:00am PT)

Webcast: http://services.choruscall.ca/links/gamesquare20220429.html

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About GameSquare Esports Inc.

GameSquare Esports Inc. is an international gaming and esports company headquartered in Toronto, Canada. The Company is seeking to acquire additional assets and entities serving the gaming and esports markets and, more broadly, in sports and entertainment. GameSquare owns a portfolio of companies including Code Red Esports Ltd. (“Code Red”), an esports talent agency serving the UK, Reciprocity Corp. (“Reciprocity”), which provides the Company access to Asia, Latin America and North America, NextGen Tech, LLC (dba as Complexity Gaming), a leading esports organization operating in the United States, and, most recently, Swingman LLC (dba Cut+Sew and Zoned), a gaming and lifestyle marketing agency based in Los Angeles, USA. Reciprocity’s gaming and esports assets include: a CrossFire franchise in China that it owns with its partner LGD Gaming and its wholly owned subsidiary corporation, GCN, Inc. (“GCN”), a digital media company focusing on the gaming and esports audience based in Los Angeles, USA.

Contact

For further information, please contact:

Kevin Wright, President and Chairman

Phone: (647) 670-2500

Nikhil Thadani, Investor Relations

Email: IR@gamesquare.com

Phone: (416) 930-2949

Forward-Looking Information

This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: the Company’s future financial performance, the Company’s ability to integrate and monetize its core asset portfolio, to accelerate its business objectives of revenue growth and profitability, to capitalize on the accelerating growth of esports audiences, to be a leader in bridging the gap between global brands and esports audiences, and to continue to build a pipeline of strategic acquisition targets in esports and sports and entertainment more broadly; the business and operations of the Company; and the Company’s ability to execute its business plan. These forward-looking statements are provided only to provide information currently available to us and are not intended to serve as and must not be relied on by any investor as, a guarantee, assurance or definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ materially from those contained in or implied by such forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to: general business, economic, competitive, political and social uncertainties as well as factors discussed in the Company’s Management’s Discussion and Analysis for the period ended December 31, 2021, which is available on SEDAR at www.sedar.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release. GameSquare assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

In addition, the estimates of revenues may be considered “future oriented financial information” or “financial outlooks” (collectively, “FOFI”) within meaning of applicable securities legislation. FOFI has been prepared by the Company’s management to provide an outlook of the Company’s activities and has been approved as of the date of this news release. The Company believes that the prospective financial information has been prepared on a reasonable basis, reflecting management’s best estimates and judgments, and represents, to the management’s knowledge and opinion, the Company’s course of action. The reader is cautioned that this information may not be appropriate for any other purpose and the reader should not place undue reliance on such future-oriented financial information and financial outlooks. FOFI, as with forward-looking statements generally, are, without limitation, based on assumptions and subject to the risks set out above. The Company’s actual financial position and results of operations may differ materially from management’s current expectations and, as a result, the Company’s revenue may differ materially from the revenue provided in this news release. Except as required by law, GameSquare assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Neither the Canadian Securities Exchange (“CSE”) nor its Market Regulator (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

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